EXHIBIT 11.1

DUPONT PHOTOMASKS, INC.

EARNINGS (LOSS) PER SHARE COMPUTATION

(Dollars in thousands, except share data)

(unaudited)

	Basic	Diluted
	Three Months Ended March 31, 2002

Weighted average shares outstanding	17,893,028	17,893,028
Dilutive effect of stock performance plans	—	368,949
Dilutive effect of convertible notes	—	941,088
Shares for EPS	17,893,028	19,203,065
Net income	$4,905	$4,905
Dilutive effect of convertible notes	—	92
Net income EPS	$4,905	$4,997
Earnings per share	$0.27	$0.26

	Basic	Diluted
	Three Months Ended March 31, 2003

Weighted average shares outstanding	18,037,432	18,037,432
Net loss	$(25,854)	$(25,854)
Loss per share	$(1.43)	$(1.43)

	Basic	Diluted
	Nine Months Ended March 31, 2002

Weighted average shares outstanding	17,860,729	17,860,729
Dilutive effect of stock performance plans	—	242,302
Shares for EPS	17,860,729	18,103,031
Net income for EPS	$2,289	$2,289
Earnings per share	$0.13	$0.13

	Basic	Diluted
	Nine Months Ended March 31, 2003

Weighted average shares outstanding	18,000,257	18,000,257
Net loss	$(54,366)	$(54,366)
Loss per share	$(3.02)	$(3.02)

We had outstanding anti-dilutive commitments under our stock performance plans covering 1,189,221 and 4,341,430 shares for the three months ended March 30, 2002 and 2003, respectively. We had outstanding anti-dilutive commitments under our stock performance plans covering 2,049,062 and 4,341,430 shares for the nine months ended March 30, 2002 and 2003, respectively. For the three months and nine months ended March 30, 2003, and for the nine months ended March 31, 2002, 941,088 shares for the effect of the convertible notes were not included in the computations of diluted EPS because the effect of including the convertible notes would have been anti-dilutive.